

Mail Stop 3561

October 27, 2016

Via E-mail
Robert Eadie
Chief Executive Officer
Starcore International Mines Ltd.
Suite 750 – 580 Hornby Street, Box 113
Vancouver, British Columbia, Canada V6C 3B6

>   **Re: Starcore International Mines Ltd.**
>   **Amendment No. 1 to Registration Statement on Form 20-FR12G**
>   **Filed October 13, 2016**
>   **File No. 000-50922**

Dear Mr. Eadie:

We have reviewed your October 13, 2016 response to our comment letter and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

Financial Statements, page 79

1. We note that the audited financial statements identified in this item are not provided within this filing. Please amend your filing to include audited comparative financial statements as required by Item 8 of Form 20-F.

Exhibits

Exhibit – 15.3

2. We have reviewed the consent provided by your independent registered public accounting firm noting it consents to the incorporation by reference to their audit report provided in the Annual Report on Form 20-F. Please provide a revised consent from your independent registered public accounting firm to reference their audit report as provided within this registration statement on Form 20-F.

You may contact Steve Lo at (202) 551-3394 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Herbert I. Ono, Esq.
    McMillan LLP